Exhibit 99.2

June 13, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and Chairman of the Board

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Tomohiro Uesugi, Chief Financial Officer

Telephone: +81-3-5463-6344

Notice of Reschedule of the 16th Ordinary General Meeting of Shareholders

FRONTEO, Inc. announces a decision made by its board of the directors at a meeting held on June 13, 2019 to reschedule its 16th Ordinary General Meeting of Shareholders (the “General Meeting”) from June 27, 2019 to June 29, 2019.

1.              Reschedule of the General Meeting

(1)             Reason for change.

Due to rearrangement of clerical procedures.

(2)             Changes made to the Summary of Consolidated Financial Results for the Year Ended March 31, 2019 (corresponding is underlined).

(Original)

Scheduled date of General Meeting: June 27, 2019

(After changes)

Scheduled date of General Meeting: June 29, 2019